

August 16, 2013

Via E-mail
Marty Louie
Senior Vice President
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

>   **Re: Marcus & Millichap, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 1, 2013**
>   **CIK No. 0001578732**

Dear Mr. Louie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2.   We note your response to comment 3 of our letter dated July 12, 2013. Please revise the disclosure throughout the prospectus, including the table in the Principal and Selling Stockholders section, to identify as selling stockholders the debt-for-equity exchange parties.

3.   We have reviewed your response to comments 19 and 24 of our letter dated July 12, 2013. We will continue to monitor future amendments for a response to these comments.

The Spin-Off, page 36

4.   Please describe all material terms of the Contribution Agreement.

Management's Discussion and Analysis of Financial Condition…, page 39

Critical Accounting Policies; Use of Estimates, page 52

Stock-Based Compensation, page 52

Amendments to Restricted Stock and SARS, page 53

5.   We note your response to our prior comment 21. Please revise your filing to disclose how you will account for the amendments. Your revision should address how you will determine the one-time compensation charge and how you will classify the awards.

Financial Statements

Consolidated Statements of Income, page F-4

6.   We note your response to our prior comment 31. Your reference to section 3410.1 in the Division of Corporation Finance Financial Reporting Manual is applicable to tax exempt entities. Please tell us the authoritative accounting literature management relied upon to present certain pro forma information relating to a change in tax rate on the face of the income statement as the Company was not a tax-exempt entity previously.

Notes to Consolidated Financial Statements, page F-8

1. Organization and Accounting Policies, page F-8

Stock-Based Compensation, page F-11

7.   We note your response to our prior comment 34. Please tell us your basis in U.S. GAAP for your determination that the options and the unvested restricted stock should be accounted for as a single instrument.

Item 15. Recent Sales of Unregistered Securities, page II-2

8.   We refer to the first paragraph in this section and the June 1, 2010 option grants to certain officers and directors. Since the registrant and holding company, Marcus & Millichap,

Inc., was incorporated in Delaware in June 2013, please clarify which entity granted these options and whether they will be assumed by you.

9.   We refer to the second paragraph in this section. Please expand the disclosure to include the number of shares issued to the MMREIS shareholders

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Brett Cooper
        Orrick, Herrington & Sutcliffe LLP